

January 17, 2018

Christine Klaskin
VP, Finance and Principal Financial Officer
Agenus Inc.
3 Forbes Road
Lexington, MA   02421

> **Re: Agenus Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 000-29089**

Dear Ms. Klaskin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance